

May 28, 2019

Chad Brownstein
Chairman and Chief Executive Officer
RMR Industrials, Inc.
4601 DTC Blvd., Suite 130
Denver, CO 80237

      Re: RMR Industrials, Inc.
          Form 10-K for Fiscal Year Ended March 31, 2018
          Filed October 3, 2018
          File No. 00-55402

Dear Mr. Brownstein:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          Division of Corporation Finance
                                        Office of Telecommunications